SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
BLUELINX HOLDINGS INC.
(Name of Subject Company)
BLUELINX HOLDINGS INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09624H109
(CUSIP Number of Class of Securities)
Dean A. Adelman
Chief Administrative Officer
4300 Wildwood Parkway
Atlanta, Georgia 30339
(770) 953-7000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BlueLinx Corporation 4300 Wildwood Parkway Atlanta, GA 30339 George R. Judd President & Chief Executive Officer
Last night the BlueLinx Board of Directors received notice from our largest shareholder, Cerberus, ABP Investor LLC (“Cerberus” or CAI”) that it intends to make a tender offer for the shares of BlueLinx stock it does not own for $3.40 in cash per share. As Cerberus will be releasing a press release this morning, I wanted to communicate to you personally.
In situations like this, it is typical to form a special committee consisting of independent directors not affiliated with Cerberus, to consider its tender offer and to make a recommendation to the Company’s stockholders. We will provide further information when the BlueLinx Board makes a determination about whether to form a special committee and any recommendation made by that committee or the full Board.
There can be no assurance the proposal from Cerberus will be approved.
For all employees, I expect no change for you, our customers and our vendors. It is important we stay focused on serving our customers better than anyone else in the industry. Everything will be business as usual. Please stay focused on our jobs, and doing our jobs safely.
Thank you for your support.
Important Information about the Tender Offer
The tender offer proposed by CAI and referred to in this letter has not commenced. If and when a tender offer is commenced, BlueLinx will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. BlueLinx stockholders are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain additional information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 as well as any other documents filed by BlueLinx in connection with the tender offer by CAI free of charge at the SEC’s website at http://www.sec.gov.